1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______.)

TSMC July Sales Set Record High

Hsinchu, Taiwan, August 9, 2004 - Taiwan Semiconductor Manufacturing Company Ltd. (TSMC) (“the Company”) (TAIEX: 2330, NYSE: TSM) today said that net sales for July 2004 reached NT$23,148 million, marking the fourth consecutive monthly record. July 2004 sales increased 2.8 percent sequentially and grew yet another 31.2 percent on a year-over-year basis.

Revenues for January through July 2004 totaled NT$145,530 million, an increase of 36.1 percent over the same period in 2003.

# # #

Sales Report:			(Unit: NT$million)
Net Sales	2004(1)	2003	Growth Rate
July	23,148	17,649	31.2%
January through July	145,530	106,896	36.1%

(1):	Year 2004 figures have not been reviewed.

TSMC Spokesperson:

Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

For further information, please contact:

Mr. J.H. Tzeng PR Department Manager, TSMC Tel: 886-3-666-5028 (O) 886-928-882-607(Mobile) Fax: 886-3-567-0121 E-mail: jhtzeng@tsmc.com	Mr. Richard Chung PR Principal Specialist, TSMC Tel:886-3-666-5038 (O) 886-911-258-751(Mobile) Fax: 03-5670121 E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

August 09, 2004

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of July 2004.

1)	Sales volume (in NT$: thousand)

Period	Items	2004	2003	Changes	(%)
July	Invoice amount	22,535,646	18,034,754	4,500,892	24.96%
Jan — July	Invoice amount	139,715,441	99,273,433	40,442,008	40.74%
July	Net sales	23,147,633	17,648,605	5,499,028	31.16%
Jan — July	Net sales	145,530,079	106,896,070	38,634,009	36.14%

2)	Funds lent to other parties (in NT$: thousand)

	Limit of lending	July		Bal. as of period end
TSMC	65,842,862	—		—
TSMC’s subsidiaries	33,725,276	54,150	*	5,120,400

*	The deviation was due to the fluctuation in currency exchange rate.

3)	Endorsements and guarantees (in NT$: thousand)

	Limit of endorsements	July		Bal. as of period end
TSMC	82,303,577	194,940	*	18,433,440
TSMC’s subsidiaries	N/A	0		0
TSMC endorses for subsidiaries		194,940	*	18,433,440
TSMC’s subsidiaries endorse for TSMC		0		0
TSMC endorses for PRC companies		0		0
TSMC’s subsidiaries endorse for PRC companies		0		0

*	The deviation was due to the fluctuation in currency exchange rate.

4)	Financial derivative transactions (in thousand)

a-1.	Hedging purpose (for assets / liabilities denominated in foreign currencies)

Underlying assets / liabilities	Liabilities:	YEN:	0
		EUR:	39,500
	Assets:	US$:	2,072,895
Financial instruments			FX forward contracts
Recognized profit (loss)			(NT$47,069)

a-2.	Hedging purpose (for the position of fixed rate liabilities / floating rate assets)

Underlying assets / liabilities	Liabilities:	NT$:	3,000,000
		US$:	0
	Assets	US$:	—
Financial instruments			Interest rate swap
Recognized profit (loss)			—

b.	Trading purpose: None.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: August 9, 2004	By	/s/ Lora Ho Lora Ho Vice President & Chief Financial Officer